Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Filer’s SEC File No.: 001-33259

Date: June 27, 2014

Updated: June 27, 2014

Medtronic Acquisition

Employee Frequently Asked Questions

Updated June 27, 2014

On the following pages, you will find a compilation of frequently asked questions from employees regarding the proposed combination between Covidien and Medtronic. The questions are categorized by topic. Simply click on a topic listed in the table of contents to go directly to that specific section. The most recently added questions are indicated as “NEW!” If an answer has changed, it is marked as “Updated!” Please refer back to this document regularly, as it is updated frequently.

Question Categories

Company Confidential: For Internal Use Only—Not for Distribution	Page 1 of 12

Updated: June 27, 2014

BENEFITS – GENERAL

1.	NEW! Will any of Covidien’s employee programs (e.g., benefits, compensation, company policies) change now as a result of the announcement of the Medtronic acquisition?

•	No. Until the acquisition closes, which is subject to certain conditions, Covidien will continue to operate as an independent company. That includes continuing to manage our current benefits, compensation and other employee programs.

2.	NEW! What will happen to compensation and benefit programs after the acquisition? Will we be able to maintain what we have?

•	Under the terms of the transaction agreement for 12 months after the acquisition date, Medtronic will provide Covidien employees:

•	A base salary and target bonus opportunity that is at least equal to what they have as of the acquisition date

•	Other compensation opportunities and employee benefits that, in aggregate, are substantially comparable to what Covidien has in effect on the acquisition date.

•	In addition, if a Covidien employee is involuntarily terminated by Medtronic within 24 months of the acquisition date, Medtronic will honor (at a minimum) the current Covidien severance benefits.

BENEFITS – U.S. ONLY

1.	NEW! Will Covidien’s US 401(k) program vest for employees with less than two years of service?

•	Yes. Under the current plan rules, employees with less than two years of service in the plan will be vested in the Company’s contributions when the acquisition closes.

COMPENSATION AND EQUITY

1.	NEW! What will happen to the shares I have in the Covidien Employee Stock Purchase Plan (ESPP)?

•	Like any other Covidien shareholder, for each share of Covidien stock you hold in the ESPP at the close of acquisition, you will receive $35.19 in cash and 0.956 of an ordinary share of Medtronic stock.

•	Example: If you have 100 shares of Covidien stock, you would receive $3,519 in cash ($35.19 x 100) and 95 shares of Medtronic stock (.956 x 100). Fractional shares will be paid in cash.

2.	What will happen with salary increases and bonus payouts in 2014? Should we expect changes to benefits and compensation?

•	Until the transaction is completed, Covidien and Medtronic remain independent companies and your salary and benefits remain unchanged. For 2014, we will conduct the Covidien salary, equity and bonus planning process. Employees will participate in Covidien open enrollment for Benefits in the US.

•	Once the transaction is completed, compensation and benefits programs will be determined by Medtronic.

3.	Can employees exercise stock options now?

•	Options will continue to vest according to the applicable vesting schedule.

4.	What happens if I own Covidien ordinary shares?

•	At the close of the transaction, Covidien shareholders will receive $35.19 in cash and 0.956 of a Medtronic plc ordinary share for every ordinary share of Covidien owned.

5.	As an employee of Covidien, I have been awarded, and still hold equity as part of my compensation. What will happen to this equity as a result of this transaction?

•	All restricted share unit (RSU) and performance share unit (PSU) awards which are unvested as of the closing date will be “cashed-out” by Medtronic and employees will receive $35.19 in cash and 0.956 shares of Medtronic plc for every Covidien share. For this purpose, the performance multiplier for PSU awards will be based on Covidien’s total shareholder return determined through a performance period that ends shortly before the closing date of the transaction.

Company Confidential: For Internal Use Only—Not for Distribution	Page 2 of 12

Updated: June 27, 2014

•	All outstanding options (both unvested and vested but unexercised as of the closing date) will be converted to Medtronic options and will continue to vest according to the applicable vesting schedule.

•	If the closing does not occur before the end of calendar year 2014, outstanding equity awards will vest in the ordinary course in December 2014.

•	Any Covidien equity award converted into a Medtronic award at the closing will provide change in control protection for 24-months—meaning that if the equity award holder is involuntarily terminated by Medtronic (other than for cause) or resigns for good reason (as defined in the equity award agreement) within 24 months after the closing, the equity award fully vests.

6.	Will there be an FY15 Equity Grant for eligible employees?

•	If the closing has not occurred by November 1, 2014, Covidien will issue FY15 equity awards in December 2014. This process will begin in September, as planned, and will be consistent with past practices.

•	The FY15 equity awards will be issued in the form of RSUs and will be converted to Medtronic RSUs on the closing date.

7.	Should Covidien employees expect any changes to benefits and compensation?

•	Until the transaction is completed, Covidien and Medtronic remain independent companies and your salary and benefits remain unchanged.

•	As we learn more about the benefits and compensation programs of Medtronic we will share the programs they offer with our employees.

8.	What happens if I own Covidien ordinary shares?

•	If the transaction closes, Covidien shareholders will receive $35.19 in cash and 0.956 of a Medtronic plc ordinary share for every ordinary share of Covidien owned.

9.	As an employee of Covidien, I have been awarded, and still hold equity as part of my compensation. What will happen to this equity as a result of this acquisition?

•	All restricted unit (RSU) and performance unit (PSU) awards which are unvested as of the closing date will be “cashed-out” by Medtronic and employees will receive $35.19 in cash and 0.956 shares of Medtronic for every Covidien share. For this purpose, the performance multiplier for PSU awards will be based on the Company’s total shareholder return determined through a performance period that ends shortly before the closing date of the acquisition.

•	All outstanding options (both unvested and vested but unexercised as of the closing date) will be converted to Medtronic options and will continue to vest according to the applicable vesting schedule.

•	If the closing does not occur before the end of calendar year 2014, outstanding equity awards will vest in the ordinary course in December, 2014.

•	Any equity award converted to a Medtronic award on the closing will provide change in control protection for 24-months—meaning that if the equity award holder is involuntarily terminated by Medtronic (other than for cause) or resigns for good reason (as defined in the equity award agreement) within 24 months after the closing, the equity award fully vests.

10.	Will there be an FY15 Equity Grant for eligible employees?

•	If the closing has not occurred by November 1, 2014, Covidien will issue FY15 equity awards in December 2014. This process will begin in September, as planned and will be consistent with past practices.

•	The FY15 equity awards will be issued in the form of RSUs and will be converted to Medtronic RSUs on the closing date.

•	If an employee who holds an FY15 equity award is terminated on the closing date in a qualifying termination of employment (i.e., an involuntary termination of employment other than for cause), their FY15 equity grant will fully vest.

11.	What will happen to my FY14 Annual Incentive Plan (AIP) Bonus?

•	The FY14 bonus will be paid based on actual performance through the end of the fiscal year and will be paid at the same time as currently scheduled on December 17, 2014.

Company Confidential: For Internal Use Only—Not for Distribution	Page 3 of 12

Updated: June 27, 2014

CUSTOMERS AND SALES

1.	NEW! Will we still have National Sales Meetings this year?

•	We still intend to hold National Sales Meetings, Regional Sales meetings and other Sales kick-off meetings as planned. More information will be available on the specifics of these from their respective leaders in the coming months.

2.	NEW! Do we share the same customers as Medtronic?

•	We do share some customers in common, but it’s likely that the actual call points within those customer organizations may differ based on the unique differences of each company’s portfolio of products and services.

3.	NEW! What do I say if a customer asks me about the transaction?

•	Please refer to the customer letters that have been distributed by your sales leadership.

•	In short, we’re confident that the combined organizations will allow us to provide improved patient care through enhanced R&D; a broad portfolio of products and services; and a strengthened ability to build value-based partnerships with our customers.

4.	NEW! Do Medtronic and Covidien have the same sales strategy?

•	Both organizations share the same passion and commitment to deliver product solutions that improve patient outcomes and enhance customer value.

•	Covidien and Medtronic leadership met the week of June 23 to start integration planning, so we will learn more about each other’s organizations over the next several weeks and months. We will share those learnings with the team as we gain more insight and integration planning details are finalized.

5.	What should we be telling our customers? What are the rationale and benefits to them?

•	Above all, this transaction will provide us with the ability to offer our customers one of the broadest portfolios of products, services and solutions to improve patient care and control costs.

•	The combined company will be the world’s premiere medical technology and services company, allowing us to treat more patients, in more ways, and in more places around the world.

•	We believe our increased breadth and enhanced R&D will strengthen our ability to build win-win, value-based partnerships with our valued customers.

•	Our customers should know that until the transaction is completed, both Covidien and Medtronic will continue to operate as separate companies.

•	There should not be any change in day-to-day operations or corporate contracts as a result of this announcement, and they can continue to expect the innovative products and service that they have come to expect from Covidien.

6.	How will the transaction affect relationships with customers?

•	We expect a seamless transition for all of our customers after the transaction closes. Prior to the closing of the transaction, we expect that our customers’ and partners’ interactions with us will remain unchanged.

•	As part of the integration process, we will be evaluating the best ways to leverage the combined strengths of both companies to meet the needs of the evolving healthcare environment.

Company Confidential: For Internal Use Only—Not for Distribution	Page 4 of 12

Updated: June 27, 2014

EMPLOYMENT

1.	NEW! When will I know how I will be impacted?

•	There is much work to be done before decisions about individual positions are made. While we can’t provide a specific timeline, we can commit to keeping employees updated as integration plans are developed.

•	In the meantime, keep in mind that until the acquisition closes, which is subject to certain conditions, Covidien will continue to operate as a separate company, so it is important to stay focused on your current role in the business to ensure that we continue to fulfill our commitments to our customers, patients, shareholders and each other.

2.	What do we do about open positions and hires we already have in the process?

•	We still have important roles to fill to continue to operate independently until closing. Each business and function will continue to determine which positions need to be filled to meet their business needs.

3.	What does the acquisition mean for me and my specific position? When will I find out more?

•	Overall, the acquisition is about growth, and we expect there will be opportunities for employees of both companies as part of a larger, more diversified global organization.

•	While there is relatively limited overlap in our sales, marketing and R&D organizations, there will likely be some redundancies in administrative functions.

•	As decisions are made, we will keep employees updated.

4.	Is there a chance that I will have to relocate to be part of a Medtronic office in a different location?

•	We can appreciate this question and yet it’s too premature at this point to identify specific impacts on people.

•	While we can’t rule out that possibility, it’s too early to speculate on if this will be needed.

•	The integration team is being formed and we will commit to communicating what we can, when the information is available.

5.	If Medtronic plc is going to be headquartered in Minneapolis, Minnesota, does that mean our Mansfield campus will no longer exist? What does that mean for me and my job?

•	At this time there have not been any decisions made regarding what will happen to the Mansfield campus after the deal closes.

6.	What does this announcement mean for my position at Covidien? Will there be layoffs?

•	This combination is in large part about growth. Our businesses are highly complementary and there are strong teams at both companies.

•	Each employee base brings enormous expertise and customer relationships that, when combined, will be a formidable combination of human talent and creativity.

•	There is relatively limited overlap in our sales, marketing and R&D organizations. We expect there will be exciting opportunities for employees of both companies as part of a larger, more diversified global organization.

•	There will likely be some redundancies in administrative functions, but there will be a thorough review of those areas as part of the integration process.

•	We will keep employees updated as those efforts progress.

•	Until the transaction is completed, we remain an independent company, and we should each be focused on doing our jobs, which includes continuing to deliver to our customers, and our results for the quarter and the rest of the fiscal year.

7.	Will there be new opportunities in terms of jobs and relocation? Will I be asked to relocate? Will I have the opportunity to relocate?

•	We expect there will be exciting opportunities for employees of both companies as part of a larger, more diversified global organization. Both Covidien and Medtronic have proven teams of talented and experienced employees, and sales forces with strong customer relationships.

•	Together, we believe that we will have the scale and resources to become an even stronger leader in the rapidly evolving global healthcare industry.

•	Specific opportunities will be addressed after integration.

Company Confidential: For Internal Use Only—Not for Distribution	Page 5 of 12

Updated: June 27, 2014

INTEGRATION

1.	NEW! What is the future plan to communicate on details of the integration planning?

•	We will be providing updates on the integration planning and the activities of the integration planning work streams when they become available. Information will be updated on the Pulse and through other channels to keep employees informed.

2.	NEW! Do you believe another rebranding effort will be put in place as we transition from Covidien to Medtronic?

•	Branding of Covidien products and the use of the Covidien brand will be a decision that Medtronic will make as part of the integration planning process.

3.	NEW! There is discussion related to “integration planning teams” and how there would be Covidien & Medtronic representation. How and when will this integration planning team be formed?

•	Both Medtronic and Covidien will be represented in integration planning and each company will have leaders overseeing that work. They will work collaboratively to plan the integration of the two companies as smoothly as possible.

4.	NEW! What has the media coverage been on the transaction and the overall tone of the articles that have been written?

•	There has been considerable coverage of the announcement and the tone of the articles has been balanced overall.

•	As with any media coverage, different points of view can be expected. Both companies have emphasized the strategic value of the combination and the growth opportunities that this transaction represents, and these perspectives have come through in much of the coverage.

•	Per Covidien policy, only authorized members of the Communications function can provide statements to the media. Do not answer any questions from the media or other external groups no matter how basic they may seem. Please instruct anyone answering phones at your location to direct all media inquiries to Peter Lucht, VP External Communications at 508-452-4168.

5.	What happens during integration? What can I expect from now until closing?

•	We know from our own experience in acquiring companies what is involved in executing an integration – the most important part being thorough planning from members of both companies.

•	As we move ahead, we will assemble an integration planning team – comprised of leaders from both Covidien and Medtronic – which will determine how to best unite the organizations and ensure a smooth transition.

•	We are just now in the process of beginning the integration planning, and we will soon select some of the key leaders from both companies to help oversee and guide the planning process. We will announce those leaders soon.

•	Until the transaction is completed, we remain an independent company. Let’s continue to go about our business and stay focused on our normal responsibilities. The best thing that all of us can do is continue to support Covidien – and each other – as we always have in the past.

6.	Who will be on the integration team? How can I get involved?

•	The integration planning team will be comprised of leaders from both Covidien and Medtronic.

•	We are just now in the process of beginning the integration planning, and we will soon select some of the key leaders who will guide the planning process. We will announce those leaders soon.

Company Confidential: For Internal Use Only—Not for Distribution	Page 6 of 12

Updated: June 27, 2014

7.	Why are we making this combination now – why is this time the right time to enter into this transaction?

•	We believe joining with Medtronic marks the next chapter in our journey and represents a tremendous opportunity to accelerate the achievement of our vision of providing innovative solutions that improve patient outcomes, lower the cost of healthcare delivery and expand global access to care.

•	The transaction is also driven by a strategic decision to combine the companies to be the world’s preeminent medical technology and services company, allowing us to treat more patients, in more ways, and in more places around the world.

•	Together, our combined company will be able to offer one of the broadest portfolios of products, services and solutions to treat disease and improve surgical outcomes.

8.	How will systems be integrated?

•	As we move ahead, we will assemble an integration planning team – comprised of leaders from both Covidien and Medtronic – which will determine how to best unite the organizations and ensure a smooth transition.

9.	What will happen to the Covidien brand?

•	Upon closing, our newly combined company will be called Medtronic plc, although decisions regarding specific products and branding will be made later in this process.

10.	How did this deal come about?

•	This combination reflects both companies’ independent, yet complementary visions of the role that medical technology and services innovation can play in expanding access and reducing healthcare costs.

•	We have known each other, had a number of meetings and felt there was a basis for a serious discussion.

•	Covidien’s Board and management team carefully evaluated the transaction and determined that this agreement is in the best interest of Covidien and its shareholders.

•	Our team in Mansfield and around the world would have done a wonderful job continuing to advance our objectives independent of Medtronic. However, the ability to combine with one of the largest and most innovative device makers in the world provides us the opportunity to expand into adjacencies and also leverage a force multiplier that we could not replicate on our own. This is a “1+1 = 5” transaction and gives us the ability to really have a presence around the globe.

11.	The stock market reaction is confusing. What is the overall sentiment from a financial-standpoint?

•	We look forward to speaking further with investors and other stakeholders about the benefits of this combination.

•	We’ve received positive feedback from a large number of shareholders and financial analysts, and we look forward to engaging more with them over the coming months.

12.	What should employees do in the interim, until the deal is closed?

•	Until the close of this transaction, we will continue to operate as an independent company.

•	Let’s continue to go about our business with determination and stay focused on our job responsibilities. The best thing that all of us can do is continue to support Covidien – and each other.

13.	What was announced on June 15, 2014?

•	Covidien has announced that its Board of Directors has approved a definitive agreement under which Medtronic has agreed to acquire Covidien in a cash-and-stock transaction valued at the time at $93.22 per Covidien share, or a total of approximately $42.9 billion.

14.	Why is Covidien combining with Medtronic?

•	We believe joining with Medtronic marks the next chapter in our journey and represents an opportunity to accelerate our long-term goal of treating more patients throughout the world.

•	Medtronic offers an extensive portfolio of therapy, procedural and systems innovations, including treatments for heart disease, diabetes and chronic pain.

•	Together, our combined company will be able to offer one of the broadest and most proven portfolios of products, services and solutions to treat disease and improve surgical outcomes.

Company Confidential: For Internal Use Only—Not for Distribution	Page 7 of 12

Updated: June 27, 2014

15.	What will the combined company be called? Where will it be headquartered and domiciled? Who will lead it?

•	After the completion of the transaction, the combined company will be called Medtronic plc. It will have its global headquarters in Ireland, Covidien’s current headquarters, where both companies have a longstanding presence.

•	The combined company will be led by Omar Ishrak, current Chairman and CEO of Medtronic, and will maintain its U.S. headquarters in Minneapolis.

16.	What will happen to Covidien’s headquarters in Mansfield, Massachusetts? What about Covidien’s other locations and facilities around the world?

•	It’s too soon to discuss specific location impact.

•	Our businesses are highly complementary and have limited overlap in sales, marketing and R&D.

•	There will likely be some redundancies in administrative functions, but there will be a thorough review of those areas as part of the integration process.

•	We will keep employees updated as those efforts progress.

17.	What are plans to integrate the two companies?

•	As we move ahead, we will assemble an integration planning team – comprised of leaders from both Covidien and Medtronic – which will determine how to best unite the organizations and ensure a smooth and orderly transition. We will keep employees updated as important decisions are made.

18.	What will happen to Covidien’s R&D efforts?

•	The combined company will have an even greater R&D pipeline. In particular, the combined company will remain strongly committed to the U.S. market through enhanced R&D investment and as a healthcare innovator, strategic business partner and employer of choice. It is important to note that there is relatively little overlap between the R&D organizations of the two companies.

19.	What can employees expect between now and the close of the transaction?

•	As we move forward, until the close of this transaction, we will continue to operate as an independent company.

•	Importantly, we all need to remain focused on doing our jobs and delivering value to our customers and patients.

•	We will assemble an integration planning team – comprised of leaders from both Covidien and Medtronic – which will determine how to best unite the organizations and ensure a smooth and orderly transition. We will keep employees updated as important decisions are made.

20.	When is the transaction expected to close?

•	The transaction is expected to close in the fourth calendar quarter of 2014 or early 2015, subject to approvals from both Medtronic and Covidien shareholders, regulatory approvals and certain other closing conditions.

21.	What do I do if I’m asked about the transaction?

•	This announcement may draw attention from the media and other outside parties, and it is important that Covidien speaks with one voice.

•	If you receive any media inquiries, please forward them to Peter Lucht, at (508) 452-4168 or peter.lucht@covidien.com.

•	For vendors or customers, please refer them as you normally would within the organization. Employees who work directly with these groups will be provided information to share with them.

INVESTOR RELATIONS

1.	NEW! Is it possible that another company could outbid Medtronic?

•	Our Board of Directors has a fiduciary responsibility and will act accordingly if another offer to acquire Covidien is made.

Company Confidential: For Internal Use Only—Not for Distribution	Page 8 of 12

Updated: June 27, 2014

2.	NEW! Can you explain the tax benefit that we’ve heard about in the news? Is it the driving force behind the decision to combine the two companies?

•	The strategic and operational benefits are the primary drivers of the decision by Medtronic to acquire Covidien, not the concept of tax inversion as has been reported by the media.

3.	NEW! Why is this transaction an acquisition and not a merger?

•	This transaction is considered an acquisition as Medtronic, through a newly formed holding company, is acquiring the outstanding shares of Covidien and paying the Covidien shareholders for the shares they hold through a combination of cash and shares in the newly combined company.

4.	NEW! Is there a possibility the acquisition might not happen?

•	Yes, there is always a possibility that the acquisition may not close, such as because the conditions set forth in the transaction agreement are not satisfied. However, we currently expect that the transaction will close in late 2014 or early 2015.

LEADERSHIP

1.	Going forward, how will the different functions be managed? Will there be a Covidien leader who stays in place for each of our functions?

•	There is relatively limited overlap in our sales, marketing and R&D organizations. We expect there will be exciting opportunities for employees of both companies as part of a larger, more diversified global organization.

•	There will likely be some redundancies in administrative functions, but there will be a thorough review of those areas as part of the integration process.

•	We will keep employees updated as those efforts progress.

2.	What is going to happen to our executive/leadership team?

•	The executive leadership team will remain in their roles and continue as usual until the deal closes.

•	At that time, Joe Almeida will step down from his role as Chairman, President and CEO and Omar Ishrak who is currently the chairman and CEO of Medtronic, will continue in that capacity.

MEDTRONIC

1.	What is the Medtronic culture like?

•	Like ours, Medtronic’s culture is centered around a commitment to constant innovation and the entrepreneurial spirit of employees is encouraged and fostered. They share our deep commitment to enhancing the quality of life for patients and improving outcomes for customers and shareholders.

2.	Who is Medtronic, Inc.?

•	Founded in 1949 and headquartered in Minneapolis, Minnesota, Medtronic is a global leader in medical technology, services and solutions with operations in more than 140 countries.

•	Medtronic offers an extensive portfolio of therapy, procedural and systems innovations, including treatments for heart disease, diabetes and chronic pain.

•	Medtronic prides itself on improving lives every 3 seconds: through its work on patents, clinical trials, medical conditions and solving complex medical challenges every day.

RETENTION

1.	NEW! Will any retention plans be put in place after the transaction closes?

•	That decision will be made by Medtronic after the transaction closes.

Company Confidential: For Internal Use Only—Not for Distribution	Page 9 of 12

Updated: June 27, 2014

2.	Will there be a retention program?

•	Talent on both sides is critical to the success of this transaction and both Covidien and Medtronic recognize that.

•	As part of the pre and post-acquisition processes, a retention strategy will be developed.

SEVERANCE

1.	NEW! Where can I find a copy of the severance policy?

•	You can find the US Severance Policy in the Global Policies Library on the Pulse. If you are outside of the US, talk to your local HR representative.

2.	Will there be a severance package if our jobs are eliminated?

•	If jobs are affected, employees will receive the standard Covidien severance package.

STRATEGY

1.	NEW! Covidien has been cutting costs for a while. Was this part of a bigger strategy to make the company more attractive to a potential acquiring company?

•	No. It has always been a business imperative that we seek out new ways to meet and exceed the expectations of customers, patients and shareholders. The productivity initiatives we’ve implemented since Covidien became an independent company have been made to ensure all of our businesses are well-positioned to maximize their contributions for the long-term strength of Covidien, and to increase shareholder value.

2.	NEW! How will we determine which projects move forward between now and when the transaction closes?

•	Until the transaction closes, which is subject to certain conditions, Covidien must operate as an independent company and continue drive our pipeline of products and services. Our continued ability to deliver on commitments to customers, patients and shareholders is a critical driver for our future success as part of the new organization.

3.	NEW! Do you anticipate the Medical Supplies business being spun off or sold?

•	At this time, there are no plans to spin off or sell the Medical Supplies business.

4.	NEW! How does the news impact our Covidien 2020 vision and strategic imperatives?

•	The news does not impact Covidien 2020. We will continue to execute on our vision and strategic initiatives while operating as an independent company. Until the transaction closes, which is subject to certain conditions, Covidien 2020 will likely be assessed for alignment with Medtronic’s strategic goals.

SUPPORT AND RESOURCES

1.	How can I stay focused during this period of uncertainty?

•	It’s important to remember that each of us has an obligation to do our job and deliver on our commitments to our customers and patients around the world. You should continue to take pride in the work that you do.

•	If you or any colleagues need additional support, remember The Employee Assistance Program (1-866-421-8631) is available for U.S. employees 24/7.

2.	Where can employees obtain additional information?

•	Town hall meetings will be occurring throughout the world in the coming days, to give you the opportunity to hear from your leaders regarding the transaction and ask questions.

Company Confidential: For Internal Use Only—Not for Distribution	Page 10 of 12

Updated: June 27, 2014

•	In the meantime, please review the materials on the Pulse [http://pulse/Pages/default.aspx].

•	If you have any immediate questions or concerns, please share them with us by clicking the following link https://survey.covidien.com/votingmodule/s180/f/540570/2c45/ OR sending an e-mail to Corporate.Communications@covidien.com.

For additional information:

•	Please review the materials on the Pulse http://pulse/Pages/default.aspx.

•	If you have any immediate questions or concerns,please send an e-mail to Corporate.Communications@covidien.com.

The directors of Covidien accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2692, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at cole.lannum@covidien.com or by calling 508-452-4343.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of its existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Company Confidential: For Internal Use Only—Not for Distribution	Page 11 of 12

Updated: June 27, 2014

Statement Required by the Irish Takeover Rules

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS.

Company Confidential: For Internal Use Only—Not for Distribution	Page 12 of 12